Exhibit 99.1

PRESS RELEASE

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Registered Exchange Offer for 6.450% Senior Notes due 2027

DUBLIN–March 15, 2024 - AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap” or the “Company”), announced the commencement of an offer to exchange (the “Exchange Offer”) up to $1,500,000,000 aggregate principal amount of their unregistered outstanding 6.450% Senior Notes due 2027 that were issued in November 2023 (the “Unregistered Notes”) for a like principal amount of new 6.450% Senior Notes due 2027 (the “Exchange Notes”), which are registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Exchange Offer will expire at 5:00 p.m., New York City time, on April 15, 2024 (the “Expiration Date”), subject to the Issuers’ right to extend the Expiration Date for the Exchange Offer. Unregistered Notes that are tendered may be withdrawn at any time prior to the Expiration Date. The terms of the Exchange Notes are substantially identical to the terms of the Unregistered Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Unregistered Notes do not apply to the Exchange Notes.

The terms of the Exchange Offer and other information relating to the Issuers are set forth in the prospectus dated March 15, 2024 (the “Prospectus”). Holders of the Unregistered Notes may obtain the Prospectus through The Bank of New York Mellon Trust Company, N.A. (“BNY Mellon”), which is serving as the exchange agent in connection with the Exchange Offer. BNY Mellon’s address, telephone number and email address are as follows:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent
c/o BNY Mellon
Corporate Trust Operations – Reorganization Unit
2001 Bryan Steet, 10th Floor
Dallas, Texas 75201
Attn: Pamela J. Adamo
Phone: (315) 414-3317
Email: CT_Reorg_Unit_Inquiries@bnymellon.com

Non-Solicitation

This communication shall not constitute an offer to exchange nor a solicitation of an offer to exchange the Unregistered Notes. The Exchange Offer is being made only pursuant to the Prospectus and only to such persons and in such jurisdictions as is permitted under applicable law.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

 Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com